Exhibit 99.1

GFL Environmental Inc. Announces Renewable Natural Gas Projects at 2 Landfills

VAUGHAN, ON, December 14, 2021 – GFL Environmental Inc. (NYSE and TSX: GFL) (“GFL” or the “Company”) announced today that its wholly owned subsidiary, GFL Renewables LLC (“GFL Renewables”) has entered into a joint venture with affiliates of OPAL Fuels LLC (“OPAL Fuels”) for the development, construction and operation of renewable natural gas (“RNG”) facilities at 2 GFL municipal solid waste (“MSW”) landfills; the Arbor Hills Landfill in Michigan and the Sampson County Landfill in North Carolina. GFL Renewables and OPAL Fuels will be 50/50 participants in the joint venture created for these projects. OPAL Fuels will oversee construction and develop and operate the facilities for the joint venture.

Both projects will convert methane gas from collection systems at the MSW landfills into commercial-grade, pipeline-quality RNG that can be used in commercial and industrial direct-use applications including as fuel for natural gas-powered vehicles.

The Arbor Hills Landfill RNG project is expected to produce approximately 2 million MMBtu of pipeline-quality RNG each year. Construction of the facility is expected to commence in the first quarter of 2022 and commencement of operations is currently projected for the end of the first quarter of 2023.

The Sampson County Landfill RNG project is expected to produce approximately 1 million MMBtu of pipeline-quality RNG each year. Construction of the facility is expected to commence by the second quarter of 2022 and commencement of operations is currently projected for the end of the second quarter of 2023.

GFL’s capital investment in the joint ventures with OPAL Fuels will total approximately US$70 million (CAD$90 million) over the next 18 months and generate over 3 million MMBtu per year of RNG. While current market rates for RNG range from mid to high US$30 per MMBtu, in its base case, which assumes rates at mid US$20s per MMBtu, GFL expects to realize annual free cash flow from these projects of US$40-45 million (CAD$51-58 million).

Patrick Dovigi, Founder and CEO of GFL said: “We are continuing to work on arrangements with leading developers and distributors at other GFL landfills and in the coming weeks, expect to announce arrangements for RNG facilities at 4 additional GFL landfill sites that are expected to generate approximately 2 million MMBtu of pipeline-quality RNG. The 6 projects in our base case are expected to generate over US$65 million (CAD$83 million) in incremental annual free cash flow and put us well on our way to realizing the previously stated opportunities within our GFL Renewables initiatives.”

Mr. Dovigi continued: “These facilities will also significantly advance our own sustainability goals and those of our customers, by reducing greenhouse gas emissions through the beneficial reuse of RNG to replace virgin fuel applications. These collaborations with industry leaders like OPAL Fuels are central to achieving GFL’s ambitions for a low carbon future.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the states in the United States. Across its organization, GFL has a workforce of more than 17,000 employees.

Forward Looking Statements

This release includes certain "forward-looking statements", including statements relating to the joint venture arrangements described herein, the prospects for RNG and the anticipated timing and benefits of the RNG projects to GFL’s business and operating performance. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, changes in the supply of and demand for RNG, the timing, cost, and success of the joint venture projects described herein, commodity prices, particularly the prices for Renewable Identification Numbers under the U.S. Environmental Protection Agency’s Renewable Fuel Standard Program, counterparty financial risk, the timing and success of business development efforts and the other risks and uncertainties described in the "Risk Factors" section of GFL's annual report for the 2020 fiscal year filed on Form 20-F and GFL's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:

  Patrick Dovigi

  +1 905-326-0101

  pdovigi@gflenv.com